

Mail Stop 3628

December 8, 2005

Via facsimile (248) 645-1568 and U.S. Mail
Gaylon E. Martin
President and Chief Executive Officer
Illini Corporation
3200 West Iles Avenue
Springfield, Illinois 62707

Re: Illini Corporation
Schedule 13E-3/A
File No. 5-48631
Filed September 21, 2005
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 21, 2005
File No. 0-13343

Dear Mr. Martin:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Special Factors, page 5

Determination of the Terms of the Merger, page 11

1. We note that under your articles of incorporation a merger transaction requires a majority vote and a reverse stock split requires a 2/3rds majority vote. Please revise to explain why a

merger is a better alternative than a reverse stock split because it requires a less stringent vote. In this regard, did the board consider that a 2/3rds majority vote may be a more effective safeguard for unaffiliated security holders in its determination that this transaction is procedurally fair?

Purpose of and Reasons for the Merger Proposal, page 21

2. We refer you to prior comment 11. Please revise to disclose the basis for the board's judgment that "the significant costs associated with the ongoing registration of Illini stock with the SEC outweighs the benefits that Illini and its shareholders receive as a public company."

Financial Fairness, page 14

3. We refer you to prior comment 15. Please continue to revise your disclosure to provide a more clear and concise discussion of the going concern analyses Keller performed. For each analysis, including the market value method, the comparable transaction method and the discounted cash flow method, expand your disclosure to provide a *complete* discussion of the statistical findings, including how Keller determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies that are a part of the comparison, as applicable.   Present the range of implied equity value and implied price per share under each method, as applicable. Your disclosure should more closely summarize the valuation report generated by Keller.

Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, page 21

4. We refer you to prior comment 19. Please continue to ensure that you include a reasonably thorough discussion of all of the negative factors of this merger transaction to both your unaffiliated security holders that will be cashed out and those that will remain and your affiliated security holders. See Instruction 2 of Item 1013 of Regulation M-A. For example, unaffiliated security holders that will remain security holders should be aware that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that the officers of the company will no longer be required to certify the accuracy of its financials statements.

Closing

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3456 with any questions.

Sincerely,

Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers & Acquisitions

Timothy E. Kraepel, Esquire
Howard & Howard Attorneys, P.C.
39400 Woodward Avenue, Suite 101
Bloomfield Hills, MI 48304-5151